

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2010

<u>By Facsimile and U.S. Mail</u>

Andres Cordero
Chief Executive Officer
MetroGas S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina

> **Re:** **MetroGas S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed July 14, 2010**
> **Filing No. 001-13442**

Dear Mr. Cordero:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief